ROPES & GRAY LLP

ONE INTERNATIONAL PLACE
BOSTON, MA 02110

(617) 951-7000

                                                                                    June 30, 2006

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

            Re:       RS Variable Products Trust (the “Trust”) (File Nos. 811-21922)

Ladies and Gentlemen:

Transmitted herewith for filing by means of electronic submission is the Registration Statement (the “Registration Statement”) on Form N-1A of RS Variable Products Trust.  The Registration Statement is being filed concurrently with the filing of a Registration Statement on Form N8-A for the Trust.

The filing contemplates the organization of 12 new funds (the “New Funds”), each a series of the Trust.  It is expected that certain existing mutual funds offered by The Guardian Variable Contract Funds, Inc. (File Nos.002-81149 and 811-03636), GIAC Funds, Inc. (File Nos. 033-37883 and 811-06231), The Guardian Bond Fund, Inc. (File Nos. 002-81150 and 811-03634), and The Guardian Cash Fund, Inc. (File Nos. 002-74905 and 811-03324) (collectively, the “Guardian Variable Funds”) will be merged into the various New Funds.  The mergers are being effected in connection with the acquisition by Guardian Investor Services LLC, a subsidiary of The Guardian Life Insurance Company of America, of a majority interest in RS Investment Management Co., LLC, the investment adviser to the New Funds.   The Prospectus/Proxy Statements on Form N-14 associated with these mergers are expected to be filed within a week of the filing of the Registration Statement.  The New Funds are not expected to conduct any investment operations prior to the mergers.

Any questions or comments with respect to the enclosed materials should be directed to the undersigned at (617) 951-7077 or to my colleague Elizabeth J. Reza at (617) 951-7919.

Very truly yours,

/s/ SCOTT M. KIRWIN

Scott M. Kirwin

Enclosure

cc:  Benjamin L. Douglas, Esq.

Timothy W. Diggins, Esq.

Elizabeth J. Reza, Esq.